May 19, 2006

Mr. David Fox
Chief Executive Officer
Deja Foods, Inc.
16501 Ventura Boulevard, Suite 608
Encino, CA 91436

RE: **Deja Foods, Inc.**
            File No. 333-124016
            Registration Statement on Form SB-2
            Amendment 3 Filed April 19, 2006

Dear Mr. Fox:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file final, executed, and dated copies of all documents relating to the credit facility with Laurus Master Fund, including all schedules, exhibits, and annexes thereto.

2. We note the discussion of integration in your response to comment two from our letter of February 16, 2006. However, you have not addressed the legal and factual basis for your claimed 4(2) exemption. Please note, while the validity of a claimed exemption may be a

factor in analyzing whether to integrate a private placement with a public offering, the reverse is not true. That is, the concept of integration is not one of the factors considered when analyzing whether an offering is valid under Section 4(2). We reissue the comment.

We note the various issuances of debt and equity that have occurred after the filing of Deja Food's Form SB-2 on April 12, 2005. The filing of the company's registration statement on April 12, 2005 constitutes a general solicitation of the common stock. See the Division of Corporation Finance letter to the Board of Governors of the Federal Reserve System dated March 23, 1984. Section 4(2) does not provide for any form of general solicitation or advertising. Advise us of the legal and factual basis for your claimed exemption for the issuance of these securities and why they should not be integrated with this offering. We remind you that with limited exception, an issuer risks integration of a private placement concurrent with a public offering. See Black Box Inc. (June 26, 1990).

3. We note your disclosure on page 8: "For the year ended December 31, 2005, we incurred costs of approximately $438,000 related to the registration process compared to approximately $20,000 for the year ended December 31, 2004." Please disclose how such costs decreased from that disclosed in your previous amendment: "In the first nine months of 2005, we spent approximately $440,000 for the registration process compared to approximately $38,000 for the comparable period in 2004."

Preliminary Statement Regarding Forward-Looking Statements, page 6

4. Revise the last sentence in this section to disclose that the company is obligated in certain circumstances to update or revise the disclosure in this prospectus in accordance with Federal securities laws.

Management's Discussion and Analysis of Financial Condition
Results of Operations for the Years Ended December 31, 2005 and 2004, page 7

5. We reviewed your response to our prior comment 5 and reviewed your updated MD&A. Your MD&A continues to be to too broad. For example, your discussion of changes in product mix (i.e. continuity vs. opportunity) needs to be quantified for each period presented to support your increase in revenue and related changes in gross profit margin. Further, of your approximate $1.7 million increase in general and administrative expenses, you only quantify $438,000 of this increase. Please revise your disclosure to describe and quantify underlying material activities that generate income statement variances between periods. Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04. For additional guidance regarding MD&A, please refer to the

SEC Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 10

6. We reviewed your revised disclosure in response to our prior comment 7. It appears your second and third scenarios on page 12 present the financing cost of Deja Plus using various gross profit percentages, yet your descriptions disclose these scenarios as alternative bank financing. Please advise or revise to clarify.

Deja Foods Financial Statements
Notes to Financial Statements
Note 1 – Organization and Summary of Significant Accounting Policies, F-9

7. We note part of your operating plan is to "continue to lower cost of funds through reduction or elimination of borrowings from Deja Plus." Please revise to include a discussion of how you plan to achieve this part of your plan considering your agreement with Deja Plus is through March 31, 2009 and it requires you to use Deja Plus to fund inventory purchases before any other funding sources. Revise your discussion in MD&A accordingly.

Note 5 – Investment in Affiliated Company, F-19

8. We note your disclosure that you have no long-term contractual commitments or guarantees to Deja Plus. Tell us how that statement is consistent with the fact that you must first look to Deja Plus to fund inventory purchases through March 31, 2009 (Articles 3.1 and 7.1 of Exhibit 10.1). Please advise or revise your note accordingly.

Note 8 – Long-Term Debt, F-23

9. We reviewed your response to our prior comment 18 and your revised disclosure. In conjunction with the warrants you issued with convertible debt, it appears you used the minimum value method to determine your volatility assumption. As discussed in footnote 1 of EITF 96-18, the minimum value method specified in paragraph 20 of SFAS 123 is not an acceptable method for determining the fair value of non-employee stock transactions. Please advise and revise accordingly.

Note 12 – Commitments and Contingencies, F-28

10. Please revise to disclose your commitment related to Deja Plus, including the term of this commitment.

Unaudited Pro Forma Financial Information, F-44

11. It appears your revised your pro forma presentation of the acquisition of M&L to include post acquisition activities. Please revise to present pre-acquisition pro forma information related to the M&L acquisition in accordance with Item 310(d) of Regulation S-B. Also revise your Summary Financial Data (page 2) and Selected Financial Data (page 5) accordingly.

Other Regulatory Requirements

12. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendment.

Recent Sales of Unregistered Securities, page II-1

13. We reissue comment 23 from our letter of February 16, 2006. For securities sold for cash, please provide the total offering price for each transaction. For securities sold for other than cash, describe the transaction and the type and amount of consideration received for each transaction. You have not provided the information requested on a transaction by transaction basis but, instead, have aggregated transactions.

Exhibits

14. We reissue comment 24 from our letter of February 16, 2006. Please file final and executed copies of all agreements to be attached as exhibits with your next amendment. We note your response: "Final and executed copies of all agreements required to be filed with this amendment are included as exhibits." However, numerous exhibits filed previously are not in final, executed form. Please refile all such exhibits with your next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: Gary A Agron
        Fax: (303) 770-7257